Contact

www.linkedin.com/in/anna-zege-8ab4a428 (LinkedIn)

Top Skills

Wealth Management
Estate Planning Strategies
Retirement Planning Services

Anna Zege

Cofounder at Groomit for Pets, LLC
New York, New York, United States

Experience

Groomit for Pets, LLC
Cofounder
February 2017 - Present (8 years 4 months)
Greater New York City Area

Zegzy Baby (Formely Haute Doggy Style)
Founder and CEO
July 2010 - Present (14 years 11 months)
New York, NY

• Founder and operator of retail company selling high-end line of canine fashion apparel.
• Design apparel line, source and purchase all materials and coordinate with production facility.
• Handle all marketing and sales.
• Conduct sales online and through third party retail stores.

AXA Advisors
Financial Professional
March 2014 - April 2017 (3 years 2 months)
Greater New York City Area

AXA Advisors, LLC (NY, NY), member SIPC. AXA Network, LLC; AXA Network Insurance Agency of California, LLC in CA; AXA Network Insurance Agency of Utah, LLC in UT; AXA Network of Puerto Rico, Inc. in PR. EOE M/F/D/V.

RJS Realty Acquisitions
Real Estate Analyst Internship
June 2008 - August 2008 (3 months)
New York, NY

• Worked with real estate agents to identify potential multi-tenant commercial properties for acquisition.
• Analyzed commercial properties for potential acquisition, performed market valuations and due diligence review.

• Worked with commercial leasing agents to market properties to prospective tenants.

• Worked with management agents to reduce property expenses and increase cash flow.

Cecil Grace Foundation
Personal Assistant/Researcher and editor
November 2007 - May 2008 (7 months)

New York, NY

• Assisted in the compilation, drafting and editing of diet and nutrition book.

• Conducted research on numerous diet and nutrition regimens.

• Assisted in planning and coordinating fundraising events for children's educational charity.

Boss Models
Runway and Print Advertising Model
January 2006 - January 2007 (1 year 1 month)

New York

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Education

New York University
Economics, Economics · (2004 - 2008)